

John Dyer · 3rd

Board Member, Cox Enterprises

Atlanta Metropolitan Area · Contact info

500+ connections

Cox Enterprises

Georgia State University - J. Mack Robinson College of Business

Experience

Cox Enterprises
13 yrs 3 mos
Greater Atlanta Area

- **Member, Board of Directors**
  Dec 2012 - Present · 9 yrs 3 mos

  Makes decisions with fellow Cox Enterprises Board of Directors that influence the company's annual budget; strategy, innovation and growth plans; and performance and leadership management.

- **President and Chief Executive Officer**
  Jan 2014 - Dec 2017 · 4 yrs

  Oversaw the strategy and operations of Cox Enterprises, the leading communications, media and automotive company with $18 billion in annual revenues and approximately 55,000 employees. As President and CEO, John played an instrumental role in creating the Cox Automotive division, bringing together more than 20 leading wholesale brands, and led the largest all-cash acquisition ($4 billion) in ...see more

- **Chief Operation Officer**
  May 2013 - Dec 2013 · 8 mos

  Worked closely with the CEO and executive leadership team to manage the day-to-day operations of Cox Enterprises. Built and executed strategies that helped drive the company's success, balancing new investments with long-term return. Allocated financial resources and working capital to align with business priorities. ...see more

See all 4 positions

Executive Vice President and Chief Financial Officer
Cox Communications
Jun 2007 - Nov 2008 · 1 yr 6 mos
Greater Atlanta Area

Managed the company's treasury, financial reporting and control, tax, audit, information technology, risk management, real estate and business development functions.

Senior Vice President Operations, Central and Western Divisions
Cox Communications
1999 - 2007 · 8 yrs
Greater Atlanta Area

Managed the company's day-to-date operations, as well as growth initiatives through mergers and acquisitions. Oversaw the integration of $10 billion in cable operations in the central and southwestern regions of the country.

Cox Communications
3 yrs 1 mo
Greater Atlanta Area

- **Senior Vice President of Mergers and Acquisitions**
  1998 · Less than a year

  Executed several strategic acquisitions, initiated and closed many system trades that substantially furthered Cox's strategy of concentrating its operations in tightly clustered urban and suburban markets, including a trade with AT&T (TCI at the time) involving 600,000 customers.

- **Vice President of Financial Planning and Analysis**
  1995 - 1998 · 3 yrs

Regional Vice President of Operations, Vice President of Operations
Time Mirror Cable (Acquired by Cox Communications)
1990 - 1995 · 5 yrs

See all 11 experiences